UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 18, 2025

Date of Report: (Date of earliest event reported)

USA Opportunity Income One, Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0985204
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

404 Ave Constitucion # 208

San Juan, Puerto Rico 00901

(Full mailing address of principal executive offices)

(800) 305-5310

(Issuer’s telephone number, including area code)

USA Real Estate Bonds

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On February 18, 2025, the board of directors of USA Opportunity Income One, Inc., a Puerto Rico corporation (the “Company”) decided to terminate the Company’s offering of up to $75,000,000 of its “USA Real Estate Bonds” consisting of (i) “7% USA Real Estate Bonds” and (ii) “12% USA Real Estate Bonds” on a best efforts basis in increments of $1,000, in a “Tier 2 Offering” under Regulation A (the “Offering”) under Securities and Exchange Commission (“SEC”) File No. 024-11699, with such termination effective immediately.

The Offering was originally qualified by the SEC on March 9, 2022. The Company filed Post-Qualification Amendment No. 1 on March 9, 2023, and filed Post-Qualification Amendment No. 2 on March 29, 2023, which was qualified by the SEC on April 10, 2023. Subsequently, the Company filed Post-Qualification Amendment No. 3 on March 6, 2024, Post-Qualification Amendment No. 4 on April 9, 2024, Post-Qualification Amendment No. 5 on May 7, 2024, and Post-Qualification Amendment No. 6 on May 21, 2024, which was qualified by the SEC on June 6, 2024. The Offering commenced on March 10, 2022.

In the Offering the Company sold one 7% USA Real Estate Bond for $1,000 and four 12% USA Real State Bonds for $195,000.

In connection with the Offering, the Company incurred offering costs of $188,750, which included $7,250 for placement agent fees and $188,750 for legal and accounting fees, resulting in no net proceeds to the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USA Opportunity Income One, Inc.

	By:	/s/ Dania Echemendia
	Name:	Dania Echemendia
	Title:	President

Date: February 27, 2025